Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2505 Meadowvale Blvd Mississauga, ON, Canada L5N 5S2 tel: (905) 817-2004 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Preclinical Findings of Vasogen’s VP025 in Model of Diabetic Retinopathy
Presented at the 2006 ARVO Conference

- First evidence of VP025’s anti-inflammatory effect in model of diabetes -

Mississauga, Ontario (May 2, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that preclinical findings from its VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes and diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings yesterday at the Scientific Sessions of the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting in Florida.

“Our VP025 program continues to show consistent results across a number of neurological and neuro-vascular conditions that are associated with chronic inflammation,” commented Dr. Anthony Bolton, Chief Scientific Officer of Vasogen. “We are particularly excited about the results presented, as these data provide the first evidence that VP025’s anti-inflammatory effects are also active in a model of diabetes. Diabetic retinopathy represents another key area of clinical potential for VP025 and suggests that this exciting drug candidate may have applicability to a wide range of conditions in the growing market for neurovascular disorders.”

Inflammation has been implicated in the pathogenesis of diabetic retinopathy. In a preclinical model designed to develop diabetes, VP025 was shown to have a significant effect (p<0.05) on reducing the expression, in the retina, of several pro-inflammatory cytokines including IL-1, IL-6, and MCP-1, which are associated with the initiation stages of diabetic retinopathy. Concurrently, the intramuscular administration of VP025 resulted in the increased expression of both IL-10 and TGF-beta, two potent anti-inflammatory cytokines. Vasogen believes this effect is mediated via the regulation of microglial cell activation. Microglial cells are inflammatory cells found within the central nervous system and in the retina. VP025 has been previously shown to down-regulate microglial cell activation in a number of other preclinical models of neuro-inflammatory disease.

-more-

…page 2, May 2, 2006

About Diabetic Retinopathy:
Diabetes is the leading cause of new cases of blindness among adults aged 20 to 74 years, and each year in the United States between 12,000 and 24,000 people lose their sight as a result of this disease. Diabetic retinopathy is the most common and severe of the ocular complications of diabetes, and occurs when diabetes damages the tiny blood vessels inside the retina, the light-sensitive tissue at the back of the eye. Recent evidence has shown that diabetic retinopathy has characteristics of chronic inflammation and neurodegeneration. Laser photocoagulation therapy is currently the primary treatment for advanced-stage diabetic retinopathy, and while patients may have stabilized or improved visual acuity, there are potential side effects and complications.

About AVRO:
Established in 1928, ARVO is a membership organization of more than 11,300 eye and vision researchers from over 70 countries. The Association encourages and assists its members and others in research, training, publication, and dissemination of knowledge in vision and ophthalmology.

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company is currently in the final stages of completing the international pivotal phase III ACCLAIM trial in 2,400 patients with advanced chronic heart failure. The ACCLAIM trial is a 176-center study designed to further investigate the use of Vasogen’s Celacade™ technology to reduce the risk of death and hospitalization in heart failure patients and support regulatory approval in North America and commercialization in North America and Europe. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

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